

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2023

Dale Sander
Chief Financial Officer
Humacyte, Inc.
2525 East North Carolina Highway 54
Durham, NC 27713

      Re: Humacyte, Inc.
          Registration Statement on Form S-3
          Filed June 9, 2023
          File No. 333-272550

Dear Dale Sander:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Kerry S. Burke